UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 000-22628

ARCADIS N.V.
(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10
6811 KS Arnhem
The Netherlands
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV
Nieuwe Stationsstraat 10
PRESS RELEASE	P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

ARCADIS AWARDED TWO U.S. NAVY CONTRACTS TOTALLING NEARLY $4 MILLION

ARNHEM, THE NETHERLANDS — February 1, 2007 — ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that ARCADIS BBL (a division of ARCADIS U.S., Inc.) was awarded two contracts by the U.S. Navy, Naval Facilities Engineering Command Southwest, to provide environmental services as part of a team led by Accord Engineering, Inc. of Santa Ana, California.

One contract, to conduct extended site inspection and remedial investigation at three upland and sediment sites at Naval Amphibious Base Coronado, San Diego, California, has a total value of $1.9 million. A second contract, to conduct site inspections at nine sites at the Naval Auxiliary Landing Field on San Clemente Island, located approximately 60 miles off the coast of southern California, is valued at $1.9 million.

“We’re very proud to once again be working with the Navy. This is a very important project and we believe these awards recognize our significant experience in and ability to provide environmental services in southern California. This project will draw upon our expertise in the fields of ecological assessment and sediment management,” said Ed Lynch, president of ARCADIS BBL.

“This significant contract for us to provide environmental services is an important step in continuing our expansion of services in the federal market,” stated Mark Fenner, federal program director for ARCADIS U.S. operations.

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 11,000 employees and more than $1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions,

For more information contact: Joost Slooten, ARCADIS NV at +31-26-3778604 or j.slooten@arcadis.nl. Please visit our websites at www.bbl-inc.com or www.arcadis-us.com.

Except for historical information contained herein, the statements in this release are forward-thinking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 1, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board